

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 31, 2015

Mail Stop 4546

<u>Via E-mail</u>
Hamza Suria, Chief Executive Officer
AnaptysBio, Inc.
10421 Pacific Center Court, Suite 200
San Diego, CA 92121

> **Re: AnaptysBio, Inc.**
> **Amendment No. 1 to**
> **Draft Registration Statement on Form S-1**
> **Submitted August 18, 2015**
> **CIK No. 0001370053**

Dear Mr. Suria:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

The Offering, page 8

1.   Please provide us more information regarding your proposed reverse stock split and what impact, if any, this will have on the terms of your offering, your preferred shares, and your options.

Risks Related to Regulatory Approval of Our Product Candidates and Other Legal Compliance Matters, page 29

2.   We note your disclosures that believe that clinical data generated in Australia will subsequently be accepted by the FDA and its foreign equivalents outside of Australia. We also note your disclosures elsewhere in the risk factors that makes reference to this

risk. Please revise this section of your risk factors to create a separately titled risk factors that describes the risk associated if the FDA does not accept your clinical data generated in Australia.

Business, page 75

3.   Revise this section to discuss the requirements, size and timing of the Australian development incentives discussed on page 2. Also, please discuss your experience, or the experience of your employees, in developing drugs and proceeding through the Australian regulatory process.

Clinical Development Plan, page 85

4.   In your disclosure on page 2, as well as in a number of other places in the registration statement, you state that you plan to commence clinical development of your main products in Australia due, in part, to the rapid regulatory approval process. In this section or another relevant portion of the registration statement, please discuss the differences in the development process speed between Australia and the United States.

FDA Approval Process, page 97

5.   Revise this section to discuss the processes necessary for your Australian clinical studies to be accepted by the FDA as part of the approval process for use in the United States. Please discuss any minimum standards that the Australian studies must meet and whether management believes that the studies will be completed in a manner consistent with acceptance by the FDA.

        Please contact Eric Envall at (202) 551-3234 or Chris Windsor, Special Counsel at (202) 551-3419 with any questions.

                                        Sincerely,

                                        /s/   Christian Windsor
                                                 Special Counsel
                                        For

                                        Suzanne Hayes
                                        Assistant Director